

10030776 OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- 66657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEQUENCE INVESTMENT PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Calhoun Street, Suite 330
(No. and Street)

Charleston (City) SC (State) 29401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin J. High (843) 853-8222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser Duncan CPA's
(Name – *if individual, state last, first, middle name*)

1040 Anna Knapp Blvd (Address) Mt. Pleasant, (City) SC (State) 29464 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin J. High, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WRSequence, LLC, as of May 3, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

My commission expires Feb 23 2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRSequence LLC

April 29, 2010

FINRA

District Office

FINRA – District 7
One Securities Center Suite 500
3490 Piedmont Rd NE
Atlanta GA 30305-4808

RE: Segregation of Duties

Effective January 1, 2010 WRSequence, LLC has enlisted the services of a third party to handle its bookkeeping. A bookkeeper from WebsterRogers, LLP will be keeping the firms books and will be supervised by a CPA. The FINOP from WRSequence will review and supervise WebsterRogers, LLP. Additionally, the FINOP from WRSequence will be supervised by the firm's General Principal.

WRSequence believes the above will be an effective remedy to "Segregation of Duties" issue which was raised during the 2009 Audit of WRSequence.

Kevin J, High



Managing Director
WRSequence, LLC

Sequence Investment Partners, LLC

Agreed Upon Procedures

For the Period
April 1, 2009 to December 31, 2009

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS



CERTIFIED PUBLIC ACCOUNTANTS

Erik M. Glaser, CPA
Chris M. Duncan, CPA

member:
American Institute of CPAs
SC Association of CPAs

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of Sequence Investment Partners, LLC
40 Calhoun Street, Suite 330
Charleston, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Sequence Investment Partners, LLC, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC solely to assist you and the other specified parties in evaluating Sequence Investment Partners, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sequence Investment Partners, LLC's management is responsible for the Sequence Investment Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as recorded in the entity's accounting system noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 31, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting the following differences:

2. (Continued)

Audited Financial Statements included in X-17A-5:	$ 887,380
Less: FOCUS Report for the period January 1, 2009 - March 31, 2009:	631,017
	256,363
SIPC-7T for the period from April 1, 2009 to December 31:	257,591
Difference:	$ (1,228)
FOCUS Report for the period January 1, 2009 - March 31, 2009:	631,017
Actual Revenue for the period January 1, 2009 - March 31, 2009:	(629,069)
Difference:	1,948
Net Overstatement of FOCUS Report Revenue for the period January 1, 2009 - March 31, 2009:	$ 720

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences. The following information details the over and under reporting of revenues in each of the FOCUS reports for March 31, 2009 and December 31, 2009 and the respective net overpayment of the General Assessment:

Total Revenues as Reported on Form SIPC - 7T the period April 1, 2009 to December 31, 2009	$ 257,591
General Assessment Calculation	0.0025
Total General Assessment	$ 644
Total Revenues for the period April 1, 2009 to December 31, 2009 as Determined by Agreed Upon Procedures	$ 258,311
General Assessment Calculation	0.0025
Total General Assessment	$ 646
Underpayment of General Assessment for the period April 1, 2009 to December 31, 2009	$ (2)
Overstatement from Q1 2009 FOCUS	$ 720
General Assessment Calculation	0.0025
Overpayment of General Assessment for the period January 1, 2009 to March 31, 2009	$ 2
Total Difference	$ -

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



May 3, 2010